  Exhibit 99.1

FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1
Name and Address of Company

Auryn Resources Inc. (the “Company”)

1199 West Hastings Street, Suite 600

Vancouver, British Columbia, Canada, V6E 3T5

Item 2
Date of Material Change

July 11, 2019

Item 3
News Release

A news release was issued by the Company through newswire services on July 11, 2019.

Item 4
Summary of Material Change

The Company announced the closing of its previously announced non-brokered flow-through private placement for gross proceeds of CAD$1,900,002.00 by issuing 633,334 flow-through common shares of the Company (the “FT Shares”) at a price of CAD$3.00 per FT Share.

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

On July 11, 2019 the Company closed its previously announced non-brokered flow-through private placement of 633,334 FT Shares at a price of CAD $3.00 per FT Share (the “Offering”) for gross proceeds of CAD $1,900,002.00

The Company intends to use the net proceeds from the Offering to fund its summer exploration program at the Committee Bay gold project in Nunavut.

The FT Shares will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) and were sold on a charitable flow-through basis. The gross proceeds of the sale of the Offering will be used to fund “Canadian exploration expenses” (within the meaning of the Income Tax Act (Canada)) to be incurred by no later than December 31, 2020 for renunciation to investors in the Offering effective December 31, 2019.

The FT Shares sold under the Offering are subject to a four-month hold period and were not offered or registered in the United States.

5.2
Disclosure for Restructuring Transactions

Not applicable.

Item 6
Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7
Omitted Information

Not applicable.

Item 8
Executive Officer

Shawn Wallace

President and Chief Executive Officer

Telephone: (778) 729 - 0600

Item 9
Date of Report

July 17, 2019.